                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 ______________

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 4)
                         ------------------------------

                              EMERITUS CORPORATION
                     -------------------------------------
                                (Name of Issuer)

                         Common Stock, $.0001 par value
             ------------------------------------------------------
                         (Title of Class of Securities)

                                    291005106
                      -------------------------------------
                      (CUSIP Number of Class of Securities)

 Daniel R. Baty                                  Michael E. Stansbury
 Emeritus Corporation            with a copy to: Perkins Coie LLP
 3131 Elliot Avenue, Suite 500                   1201 Third Avenue, 40/th/ Floor
 Seattle, WA 98121                               Seattle, Washington  98101
 (206) 289-2909                                  (206) 583-8888

--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                February 13, 2002
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_]

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

                                  SCHEDULE 13D

-------------------------------                          -----------------------
CUSIP No.    291005 10-6                                    Page 2 of 7 Pages
             -----------
--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Daniel R. Baty
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [_]
                                                                     (b) [_]
--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*

      PF/WC
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                       [_]
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
                         7   SOLE VOTING POWER

    NUMBER OF                4,377,496/1/
                      ----------------------------------------------------------
      SHARES             8   SHARED VOTING POWER

   BENEFICIALLY              0
     OWNED BY         ----------------------------------------------------------
       EACH             9   SOLE  DISPOSITIVE POWER

    REPORTING               4,377,496/1/
      PERSON          ----------------------------------------------------------
       WITH            10   SHARED DISPOSITIVE POWER

                            0
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY DANIEL R. BATY

      4,377,496/1/
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]

--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      40.59%/1/
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------

___________________

     /1/ Daniel R. Baty directly owns 832,911 shares of Common Stock, and B.F., Limited Partnership, a Washington limited partnership of which Mr. Baty is a limited partner, owns 2,955,950 shares of Common Stock. Mr. Baty is also sole owner of Columbia-Pacific Group, Inc., a Washington corporation and general partner of B.F., Limited Partnership. In addition, this figure represents approximately 413,635 shares of Common Stock into which certain subordinated debentures held by Columbia Select, L.P., are convertible, and approximately 175,000 shares of Common Stock into which certain subordinated debentures held by Catalina General, L.P., are convertible. B.F., Limited Partnership is the general partner of both such limited partnerships. Mr. Baty has sole voting and dispositive power with respect to the shares that he owns directly, and through Columbia-Pacific Group, Inc., he indirectly has sole voting and dispositive power with respect to the shares that are owned by B.F., Limited Partnership, Columbia Select, L.P., and Catalina General, L.P. The percentage is based on 10,196,030 shares of Common Stock outstanding as of March 29, 2002. Note, however, as of the date of this report, that none of the debentures have been converted so Mr. Baty currently has no voting power over such shares.

                                  SCHEDULE 13D

-----------------------------                     ------------------------------
CUSIP No. 291005 10-6                             Page 3 of 7 Pages
          -----------
--------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    B.F., Limited Partnership
--------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [_]
                                                                (b) [_]
--------------------------------------------------------------------------------
  3  SEC USE ONLY

--------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*

     PF/WC
--------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                        [_]

--------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     State of Washington
--------------------------------------------------------------------------------
                 7  SOLE VOTING POWER
    NUMBER OF
                    3,544,585/1/
                ----------------------------------------------------------------
      SHARES     8  SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY       0
                ----------------------------------------------------------------
       EACH      9  SOLE  DISPOSITIVE POWER
    REPORTING
      PERSON        3,544,585/1/
                ----------------------------------------------------------------
       WITH     10  SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY B.F., LIMITED PARTNERSHIP

     3,544,585/1/
--------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]


--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     32.87%/1/
--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON

     PN
--------------------------------------------------------------------------------

----------

     /1/ Daniel R. Baty directly owns 832,911 shares of Common Stock, and B.F., Limited Partnership, a Washington limited partnership of which Mr. Baty is a limited partner, owns 2,955,950 shares of Common Stock. Mr. Baty is also sole owner of Columbia-Pacific Group, Inc., a Washington corporation and general partner of B.F., Limited Partnership. In addition, this figure represents approximately 413,635 shares of Common Stock into which certain subordinated debentures held by Columbia Select, L.P., are convertible, and approximately 175,000 shares of Common Stock into which certain subordinated debentures held by Catalina General, L.P., are convertible. B.F., Limited Partnership is the general partner of both such limited partnerships. Mr. Baty has sole voting and dispositive power with respect to the shares that he owns directly, and through Columbia-Pacific Group, Inc., he indirectly has sole voting and dispositive power with respect to the shares that are owned by B.F., Limited Partnership, Columbia Select, L.P., and Catalina General, L.P. The percentage is based on 10,196,030 shares of Common Stock outstanding as of March 29, 2002. Note, however, as of the date of this report, that none of the debentures have been converted so Mr. Baty currently has no voting power over such shares.

                                  SCHEDULE 13D

----------------------------                            ------------------------
CUSIP No. 291005 10-6                                      Page 4 of 7 Pages
          --------------
----------------------------                            ------------------------
--------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Columbia-Pacific Group, Inc.
--------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  [_]
                                                                    (b)  [_]
--------------------------------------------------------------------------------
  3  SEC USE ONLY

--------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*

     PF/WC
--------------------------------------------------------------------------------

  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]
--------------------------------------------------------------------------------

  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     State of Washington
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
    NUMBER OF              3,544,585/1
                      ----------------------------------------------------------
      SHARES           8   SHARED VOTING POWER
   BENEFICIALLY            0
     OWNED BY
                      ----------------------------------------------------------
       EACH            9   SOLE  DISPOSITIVE POWER
    REPORTING
      PERSON               3,544,585/1/
                      ----------------------------------------------------------
       WITH           10   SHARED DISPOSITIVE POWER

                           0
--------------------------------------------------------------------------------
  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY COLUMBIA-PACIFIC GROUP, INC.

     3,544,585/1/
--------------------------------------------------------------------------------
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]

--------------------------------------------------------------------------------
  13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     32.87%/1/
--------------------------------------------------------------------------------
  14 TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------



_______________________

          /1/ Daniel R. Baty directly owns 832,911 shares of Common Stock, and B.F., Limited Partnership, a Washington limited partnership of which Mr. Baty is a limited partner, owns 2,955,950 shares of Common Stock. Mr. Baty is also sole owner of Columbia-Pacific Group, Inc., a Washington corporation and general partner of B.F., Limited Partnership. In addition, this figure represents approximately 413,635 shares of Common Stock into which certain subordinated debentures held by Columbia Select, L.P., are convertible, and approximately 175,000 shares of Common Stock into which certain subordinated debentures held by Catalina General, L.P., are convertible. B.F., Limited Partnership is the general partner of both such limited partnerships. Mr. Baty has sole voting and dispositive power with respect to the shares that he owns directly, and through Columbia-Pacific Group, Inc., he indirectly has sole voting and dispositive power with respect to the shares that are owned by B.F., Limited Partnership, Columbia Select, L.P., and Catalina General, L.P. The percentage is based on 10,196,030 shares of Common Stock outstanding as of March 29, 2002. Note, however, as of the date of this report, that none of the debentures have been converted so Mr. Baty currently has no voting power over such shares.

Item 1.  Security and Issuer.

         No amendment.

Item 2.  Identity and Background.

         This Schedule 13D relates to Daniel R. Baty, B.F., Limited
Partnership, and Columbia-Pacific Group, Inc. Mr. Baty is President and sole shareholder of Columbia-Pacific Group, a Washington Corporation, which is the general partner of B.F., Limited Partnership, a Washington limited partnership, of which Mr. Baty is also a limited partner. The foregoing persons are filing this Amendment No. 4 to the Statement on Schedule 13D filed February 15, 2000, and amended June 30, 2000, December 31, 2000, and September 13, 2001, because they have recently acquired Common Stock and subordinated debentures convertible into Common Stock that in the aggregate represent an increase greater than 1% of the outstanding Common Stock of the issuer, Emeritus Corporation, a Washington corporation (the "Company").

         Mr. Baty's principal occupation is Chief Executive Officer and
Chairman of the Board of the Company. His principal business address is 3131 Elliott Avenue, Suite 500, Seattle, WA 98121. Mr. Baty is a citizen of the United States of America and has not during the past five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or been subject to any judgment, decree or final order relative thereto.

         Columbia-Pacific Group, Inc. is a holding company that invests primarily in the senior living industry. B.F., Limited Partnership is also a holding entity with various venture capital investments. The principal business address for both is the same as Mr. Baty's.

Item 3.  Source and Amount of Funds or Other Consideration.

         Since the filing of Amendment No. 3 to this Schedule 13D on September 13, 2001, Mr. Baty has purchased 20,600 additional shares of Common Stock for an aggregate $43,584 that he owns directly. Those shares were purchased in December 2001 in the open market through a registered broker-dealer with personal funds of Mr. Baty. In addition, Mr. Baty indirectly acquired 6.25% convertible subordinated debentures due January 1, 2006 (the "Debentures") in November of 2001 and February of 2002 that, when converted, would equal approximately 129,545 shares of the Company's Common Stock. Of these Debentures (calculated on an as-converted basis), approximately 72,727 were purchased for an aggregate $896,000 by Columbia Select, L.P., a limited partnership of which B.F., Limited Partnership is the general partner, using general funds of Columbia Select, L.P., and approximately 56,818 were purchased for an aggregate $641,212 by Catalina General, L.P., a limited partnership of which B.F., Limited Partnership is the general partner, using general funds of Catalina General, L.P.

Item 4.  Purpose of Transaction

         No amendment.

Item 5.  Interest in Securities of Emeritus Corporation

         (a) As of the date of this Amendment No. 4, Daniel R. Baty beneficially owns a total of 4,377,496 shares of Common Stock, which consists of: (i) 832,911 shares of Common Stock personally owned; (ii) 2,955,950 shares of Common Stock owned through B.F., Limited Partnership; and (c)

588,636 shares of Common Stock issuable upon conversion of certain Debentures that are currently convertible, which Debentures are owned through B.F., Limited Partnership, as general partner of the two limited partnerships that own the Debentures (see Item 5(b)).

         As of the date of this Amendment No. 4, B.F., Limited Partnership beneficially owns: (i) 2,955,950 shares of Common Stock of the Company and (ii) Debentures that are convertible into 588,636 shares of Common Stock, due to its capacity as general partner of Columbia Select, L.P., and Catalina General, L.P., owners of record of the Debentures.

         As of the date of this Amendment No. 4, Columbia-Pacific Group, Inc. beneficially owns, as general partner of B.F., Limited Partnership, the same 2,955,950 shares of Common Stock and 588,636 shares of Common Stock issuable under the Debentures, as does B.F., Limited Partnership.

         Based on 10,196,030 shares of Common Stock outstanding as of March 29, 2002, the percentage beneficial ownership of the reporting persons (on an as-converted basis) is as follows:

         Dan R. Baty:                     40.59%

         B.F., Limited Partnership:       32.87%

         Columbia-Pacific Group, Inc.     32.87%

     (b) Daniel R. Baty, both individually and in his capacity as President and sole shareholder of Columbia-Pacific Group, Inc., general partner of B.F., Limited Partnership, which is the general partner of Columbia Select, L.P. and Catalina General, L.P., record owners of the Debentures, has the sole power to vote and to direct the vote of, and the sole power to dispose of and to direct the disposition of, all 3,788,861 shares of Common Stock owned by him and by B.F., Limited Partnership, and upon conversion, would have the sole power to vote and to direct the disposition of the 588,636 shares of Common Stock issuable under the Debentures. Note, however, that none of the Debentures have been converted as of the date of this report.

     (c) During the month of February 2002, Mr. Baty purchased indirectly Debentures convertible into approximately 118,181 shares of Common Stock, at a total purchase price of approximately $1,439,500. Of those, 45,454 were purchased in the name of Catalina General, L.P. for $543,000 and 72,727 were purchased in the name of Columbia Select, L.P. for $896,000. Mr. Baty filed a joint Form 4 with the SEC and AMEX on March 11, 2002, to reflect these indirect purchases and on April 3, 2002, an amended Form 4 was filed to correct certain scrivener's errors in the Form 4 filed for the month of February.

     (d) Not Applicable.

     (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Emeritus Corporation

         No amendment.

Item 7.  Material to be Filed as Exhibits

         None.

                                             SIGNATURES

                                             After reasonable inquiry and to the
                                             best of their knowledge and belief,
                                             the undersigned certify that the
                                             information set forth in this
                                             statement is true, complete and
                                             correct as of April 9, 2002.

                                              /s/ Daniel R. Baty
                                             -----------------------------------
                                             Daniel R. Baty


                                             B.F., LIMITED PARTNERSHIP

                                             By: COLUMBIA-PACIFIC GROUP, INC.,
                                             General Partner


                                             By: /s/ Daniel R. Baty
                                                --------------------------------
                                                Daniel R. Baty, President


                                             COLUMBIA-PACIFIC GROUP, INC.



                                             By: /s/ Daniel R. Baty
                                                --------------------------------
                                                Daniel R. Baty, President